Mail Stop 3561

December 15, 2009

Ezra Uzi Yemin, Chief Executive Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re: Delek US Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **Form 10-Q for the Period Ended September 30, 2009**
> **Filed November 6, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **Form 8-K**
> **Filed November 5, 2009**
> **File No. 1-32868**

Dear Mr. Yemin:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Risk Factors, page 15

1. We note your statement under the second risk factor on page 33 that your ability to receive dividends from your subsidiaries is restricted under the terms of your senior secured credit facilities. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X.

Item 6. Selected Financial Data, page 37

2. Please explain to us why the amounts as of December 31, 2008 for total current liabilities and total non-current liabilities shown in your Selected Financial Data do not agree to your Consolidated Balance Sheet on page F-4. Please ensure that in future filings all Selected Financial Data agrees with your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 41

3. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

  * We note your discussions throughout your document, including in your Market Trends subsection on page 44, that your results of operations are significantly affected by the cost of commodities. Further, we note that you have recently experienced significant volatility in the energy markets, generally, and in the wholesale cost of fuel and natural gas, specifically. In this regard, we note your risk factor on page 16 indicating that your refinery in Tyler, Texas may not be able to withstand volatile market conditions. Therefore, in an appropriate location in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail the volatile energy markets, how this volatility has impacted your operations, whether you believe this volatility will continue going forward, how you believe any future volatility will impact future periods, and the steps you have taken already and the steps you will take going forward to deal with this volatility.

- In the last paragraph of your Market Trends subsection on page 44, you state that, as part of your overall business strategy, you determine whether to maintain, increase, or decrease inventory levels of crude or other intermediate feedstocks based on "the market and other factors." Also, in the Marketing Segment Activity subsection on page 33 of your quarterly report on Form 10-Q for the period ended September 30, 2009, you state that inventories of refined products in central Texas rose to unusually high levels, as refined product volumes that are typically shipped by competitors to upper Midwestern markets remained in central Texas because summer demand in the outside markets declined below historical levels. Therefore, your sales and profit margins within the marketing segment were under pressure during the third quarter of 2009. Please discuss the "market and other factors" you examine in determining inventory levels. Further, please discuss in greater detail the reasons for the decline summer demand in the Midwestern markets causing the unusually high levels of inventories, whether you believe this trend will continue in future periods, the impact continued high inventory levels have on your operations, and the steps you are taking to address this situation, if any.

- In your Risk Factors section on page 16, you state that several non-traditional retailers, such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the retail fuel business and that these non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. In an appropriate location in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss this trend in greater detail, including how it has impacted your operations, how you believe it will impact you in future periods, and the steps you are taking to address this situation going forward, if any.

- On page seven and elsewhere in this document and in your quarterly report on Form 10-Q for the period ended September 30, 2009, you mention your crude optimization capital projects. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss these capital projects in greater detail, including an explanation of the overall projects and their purpose, the status of the projects, and the timeframe in which you believe you will complete the projects.

Overview, page 42

4. In the last paragraph on page 42, you state that you compare your per barrel refining operating margin to certain industry benchmarks, specifically the U.S. Gulf Coast 5-3-2 crack spread. Further, you state that the "U.S. Gulf Coast 5-3-2 crack spread represents the differential between Platt's quotations for 3/5 of a barrel of U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of U.S. Gulf

Coast Pipeline No. 2 Heating Oil (high sulfur diesel), on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand." In future filings, please revise this and other similar disclosure to eliminate your use of jargon or to explain the disclosure in more general terms.

Results of Operations, page 45

5. Please tell us how you considered explaining the increase in the income statement line item gain on sale of assets.

Operating Segments, page 47

Refining Segment, page 48

6. We note your inclusion of refining operating margin per barrel of sales, refining operating margin excluding intercompany marketing fees per barrel of sales, and direct cash operating expenses per barrel of sales. Please disclose in future filings how these measures are calculated as this may be unclear to your readers.

Item 9A. Controls and Procedures, page 63

Disclosure Controls and Procedures, page 63

7. You state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. However, you state only that management concluded that your disclosure controls and procedures were effective, without stating that they were effective at the reasonable assurance level. If true, please confirm for us, and disclose in future filings, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 15. Exhibits and Financial Statement Schedules, page 66

8. We note that you have incorporated by reference into your annual report as Exhibits 10.5 and 10.6 the Amended and Restated Credit Agreement, dated as of April 28, 2005, and the Amended and Restated Credit Agreement, dated as of May 2, 2005, which were filed as Exhibits 10.7 and 10.8, respectively, to your registration statement on Form S-1 that was filed on February 8, 2006. In the Table of Contents to those Credit Agreements, it appears that the agreements contain certain schedules

and exhibits that you did not file with the Credit Agreements or elsewhere. Please file a current report on Form 8-K that includes the schedules and exhibits to the Credit Agreements or tell us why it is not appropriate for you to do so.

Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1

Consolidated Statements of Operations, page F-5

9. We note that you recorded an $11.2 million impairment of goodwill in 2008, and we read in Note 4 that this impairment relates to your 2007 acquisition of the Calfee fuel and convenience stores. With reference to Rule 5-03 of Regulation S-X, please explain to us how you determined it was appropriate to classify this impairment as a non-operating expense rather than including it within the subtotal "Operating Income."

Note 2. Accounting Policies, page F-8

Inventory, page F-10

10. We note your disclosure that the cost of crude oil, refined product, and blendstock inventories in excess of market value are charged to cost of goods sold, and such charges are subject to reversal in subsequent periods if prices recover. We also note a similar disclosure in Note 6. Please explain this policy to us in more detail, providing an example of when you would record such an impairment and when you would reverse such an impairment, and tell us your basis in GAAP for the reversal of any write-downs. Please also quantify for us any losses that were reversed during the periods presented or during fiscal 2009, as contemplated in the first paragraph of Note 6.

Note 3. Explosion and Fire at the Tyler, Texas Refinery, page F-18

11. Please explain to us how you accounted for the damage to your Tyler, Texas Refinery that occurred due to the explosion and fire that occurred on November 20, 2008. We note your statement that the fire caused damage to both your saturates gas plant and naphtha hydrotreater. Please quantify any losses recorded due to such damage and explain to us where they are included in your statement of operations. Please also explain in more detail how you have accounted for any insurance proceeds received or expected to be received.

Note 21. Selected Quarterly Financial Data (Unaudited), page F-44

12. In future filings, please include a measure of gross profit as required by Item 302 of Regulation S-K or explain to us why you think this does not apply to you. In this

regard, we note that you separately present cost of goods sold on the face of your statements of operations.

Form 10-Q for the Period Ended September 30, 2009

Note 7. Long-Term Obligations and Short-Term Note Payable, page 17

13. Please clarify for us the meaning of your disclosures that you believe you were in compliance with all covenant requirements of your various credit facilities, revolvers, and promissory notes at September 30, 2009. Your disclosure appears to suggest that your compliance may have been uncertain.

14. We also note that you have amended many of your long-term obligations in the fourth quarter of 2008 and the first quarter of 2009, including changes to credit spreads and commitment fees. Please explain to us whether any of these changes was a substantial modification of terms and the accounting impact of each amendment.

Form 10-Q for Periods Ended September 30, 2009, June 30, 2009, and March 31, 2009

15. In the Evaluation of Disclosure Controls and Procedures section of each of these quarterly reports on Form 10-Q, you have provided only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective to provide reasonable assurance that the information you are required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. If true, please disclose in future filings and confirm for us that, at the end of each of the periods covered by these quarterly reports, your officers concluded that your disclosure controls and procedures are also effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 13

16. We note that your board adopted a "written related party transactions policy" to "document the procedures pursuant to which related party transactions are reviewed, approved or ratified," and that the policy "covers all transactions between [you] and any related party (including any transactions requiring disclosure under Item 404 of Regulation S-K), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar

transactions." Also, we note that, under this policy, a related party transaction may be consummated only if your audit committee or other group of disinterested directors reviews, ratifies, and approves the transaction and the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party. In future filings, please revise your disclosure to describe this policy so that you discuss specifically the manner in which your audit committee or other group of disinterested directors reviews, ratifies, and approves a related party transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

17. In this regard, in future filings, please discuss the circumstances under which your policy permits disinterested members of your board to exercise the authority otherwise assigned to the audit committee to review, ratify, and approve related party transactions.

18. You state that any related party transaction in which any director is an interested party must be reviewed and approved by the full board. In future filings, please disclose whether the interested director reviews the transaction with the full board and is permitted to vote on whether to ratify or approve the transaction.

19. In future filings, please disclose specifically whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained from unaffiliated third parties.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

20. We note your discussion in the second paragraph on page 15 in which you state that you do not have a specific practice, policy, or formula regarding the allocation between long-term and currently paid out compensation or the allocation between cash and non-cash compensation. Instead, you state that, in making decisions with respect to the amount and type of compensation paid to your named executive officers, you consider "the individual's performance, the company's performance and competitive market information." In addition to this disclosure, in future filings, please provide greater detail about how you determine the amount of each compensation element to pay and how you allocate between long-term and currently paid out compensation, between cash and non-cash compensation, and among different forms of non-cash compensation without a specific practice, policy, or formula. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

21. In future filings, please clarify whether your chief executive officer met with representatives of AON/Radford Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom AON works, if any.

Base Salaries, page 15

22. You state that your executives' base salaries are not based upon specific measures of corporate performance, but are determined upon the recommendations of your chief executive officer, based upon his determination of each employee's individual performance, position, responsibilities, and contributions to both your financial performance and ethical culture. Therefore, it appears that each executive's salary determination is completely subjective. If true, please confirm and disclose in future filings that each executive's salary determination is completely subjective. See Item 402 (b)(2)(v) of Regulation S-K. If not true, in future filings, please disclose the objective financial results necessary to establish or adjust an executive's base salary.

23. Further, in future filings please clarify the manner in which you use the metrics you discuss in this subsection, including individual performance, position, responsibilities, and contributions to your financial performance and ethical culture, in determining your named executive officers' base salaries.

Annual Bonuses, page 16

24. You state that annual bonuses to your named executive officers are generally limited to the established annual bonus pool and are based on the executive's "level of responsibility within the company and, to a lesser extent, the individual's performance," but you have no predetermined formulae, weighted factors, or specified list of criteria that is followed in setting bonuses. In this regard, you state that you awarded Ezra Uzi Yemin an annual cash bonus of $400,000 "in recognition for his service to [you] since his last bonus payment in the third quarter of 2007" and you awarded annual cash bonuses to Edward Morgan, Frederec Green, Lynwood Gregory, and Assaf Ginzburg that equaled approximately 25.6%, 24.4%, 17.1%, and 27.8%, respectively, of their base salaries. In future filings, please disclose the service provided to you by Mr. Yemin since his last bonus award that you believe justified his $400,000 annual bonus award. Also, in future filings, please disclose the reasons for awarding Messrs. Morgan, Green, Gregory, and Ginzburg annual bonuses and the reasons you decided to award those specific bonus amounts to each executive. For example, please discuss the reasons that you awarded Mr. Morgan an annual bonus that equaled 25.6% of his base salary but awarded Mr. Gregory an annual bonus that equaled only 17.1% of his base salary.

Long-Term Incentives, page 17

25. We note your discussions regarding your stock option grant practices. In future filings, please clarify whether you have formalized any procedures regarding grants of stock options. If so, please discuss those procedures. If not, please disclose that you do not have any formalized stock option grant procedures.

Potential Payments Upon Termination or Change-in-Control, page 24

26. In future filings, please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided in each circumstance, rather than describing the amounts as a "benefit equal to one and half times Mr. Yemin's salary," "at least three months salary," or "three months of base pay." See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j) of Regulation S-K.

27. It appears that you have quantified the value of the lump sum amounts payable to each named executive upon termination. However, in future filings, for ease of understanding, please present the information in this section in a tabular format. See Item 402(j)(2) of Regulation S-K.

Form 8-K

28. We note that the press release furnished under Item 2.02 of this Form 8-K contains the non-GAAP measures adjusted pre-tax income from continuing operations, adjusted net income from continuing operations, and corresponding per share amounts. We also note that you have shown numerical reconciliations from these adjusted amounts to the corresponding unadjusted GAAP amounts. However, it is unclear to us how you considered the disclosure requirements of Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K and confirm that you will provide these disclosures in future filings.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director